Aetna Life Insurance and Annuity Company

                                   ENDORSEMENT


This Contract is hereby endorsed as follows:

Add to Section I.  GENERAL DEFINITIONS  the following paragraph:

         Good Order: An authorized Participant or Contract Holder instruction to Aetna is in Good Order when given with such clarity and completeness that Aetna is not required to exercise any discretion, utilizing such forms as Aetna may require.

Section 3.08 Contract Reserve - add the following paragraphs to the end of subsection (d) as follows:

         If Aetna maintains two Individual Accounts for each Participant (see 3.02), one annual $30 charge will apply for the two Individual Accounts. Unless instructed otherwise by the Contract Owner, the charge will apply to the Individual Account used for crediting employer deposits. If the Reserve is insufficient, the charge will be deducted from the Individual Account used for crediting employee deposits.

         Aetna agrees to waive the annual charge for a Participant on the Contract Year anniversary whenever:

         (a) The Reserve of all the Participant's Individual Accounts is less than $100; or

         (b) The initial Net Deposit is credited to an Individual Account of a newly enrolled Participant within 90 calendar days of the Contract Year anniversary.

         The annual charge may be paid separately by the Contract Owner to Aetna. If this option is requested, a notice will be mailed to the Owner on the Contract Year anniversary. If it is not paid by the Owner by the thirtieth (30th) calendar day following the Contract Year anniversary, the charge will be deducted from each Participant's Individual Account. Unless the Owner requests a reinstatement of the notice, the annual charge will continue for all subsequent Contract Years.

         The Contract Owner may be eligible for a $5 annual charge reduction per Plan Participant, providing that both of the following conditions are met:

         (a) There must be 25 or more active Participants enrolled under the Contract.


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         (b)   The Contract Owner must sign an agreement to remit electronic data, in a format acceptable to Aetna, for crediting employer and/or employee Net Deposits to the Participant Individual Accounts. This agreement is revocable at Aetna's discretion, if the electronic data is determined not to be in Good Order.

Section 3.08 Contract Reserve - add the following paragraph to the end of subsection (e) as follows:

         The annual charge may be paid separately by the Contract Owner to Aetna. If this option is requested, a notice will be mailed to the Owner on the Contract Year anniversary. If it is not paid by the Owner by the thirtieth (30th) calendar day following the Contract Year anniversary, the charge will be deducted from the unallocated Plan Account. Unless the Owner requests a reinstatement of the notice, the annual charge will continue for all subsequent Contract Years.


Endorsed and made part of this Contract effective June 1, 1992.



                                /s/ Laura R. Estes
                                Senior Vice President, ALIAC Pensions
                                Aetna Life Insurance and Annuity Company




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